                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               NBD Bancorp, Inc.
                    --------------------------------------
                               (NAME OF ISSUER)

                    Common Stock, Par Value $1.00 Per Share
                    ---------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   628900102
                          ---------------------------
                                (CUSIP NUMBER)

                              Sherman I. Goldberg
                    Secretary -- First Chicago Corporation
                           One First National Plaza
                            Chicago, Illinois 60670
                                (312) 732-4000
                    --------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 July 11, 1995
                    ---------------------------------------
                     (DATE OF EVENT WHICH REQUIRES FILING
                              OF THIS STATEMENT)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
[   ]

          Check the following box if a fee is being paid with the statement:
[ X ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

          The total number of shares reported herein is 31,270,000 shares, which constitutes approximately 19.9% of the total number of shares of the issuer outstanding as of June 30, 1995. Unless otherwise indicated, all ownership percentages set forth herein assume that as of June 30, 1995, there were 157,139,395 shares of the issuer outstanding.

                         (Continued on following pages)

CUSIP NO. 628900102                                PAGE  2  of    Pages
                                                               --

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    First Chicago Corporation
    IRS Employer Identification No. 36-2669970

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ]

                                                     (B) [ ]
      Not Applicable

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
      WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)               [ ]
       Not applicable

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

 NUMBER OF
  SHARES                     7.  SOLE VOTING POWER
BENEFICIALLY                       31,270,000
  OWNED BY
   EACH                      8.  SHARED VOTING POWER
 REPORTING                           0
  PERSON
   WITH                      9.  SOLE DISPOSITIVE POWER
                                    31,270,000/1/

                            10.  SHARED DISPOSITIVE POWER
                                     0
- -----------
/1/ The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.

CUSIP NO. 628900102                    PAGE  3  of  Pages

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
         31,270,000/1/

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                     [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.6%/2/

14.  TYPE OF REPORTING PERSON
            CO, HC

- ----------
/1/ The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.

/2/ Adjusted to reflect the issuance by NBD Bancorp, Inc. of 31,270,000 shares as described herein.

ITEM 1.  SECURITY AND ISSUER.

          This Schedule 13D relates to the common stock, par value $1.00 per share ("NBD Common Stock" (an individual share of which, a "Share")), of NBD Bancorp, Inc. ("NBD"), a corporation organized and existing under the laws of the State of Delaware and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The principal executive offices of NBD are located at 611 Woodward Avenue, Detroit, Michigan 48226.

ITEM 2.  IDENTITY AND BACKGROUND.

          This Schedule 13D is filed by First Chicago Corporation ("FCC"), a corporation organized and existing under the laws of the State of Delaware and registered as a bank holding company under the BHC Act. The principal asset of FCC is the capital stock of The First National Bank of Chicago. FCC also owns all the outstanding capital stock of American National Corporation and FCC National Bank. ANC is the holding company for American National Bank and Trust Company of Chicago. FCC National Bank is a Delaware-based bank primarily engaged in the issuance of VISA and MasterCard credit cards. In addition to these banking organizations, FCC, directly or indirectly, owns the stock of various nonbank companies engaged in businesses related to banking and finance, including venture capital, leasing and investment management subsidiaries. FCC's principal offices are located at One First National Plaza, Chicago, Illinois 60670.

          Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of FCC.

          During the last five years, to the best of FCC's knowledge, neither FCC nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which FCC or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          Each executive officer and each director of FCC is a citizen of the United States. The name, business address, and present principal occupation (including the name, principal business and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT FUNDS OR OTHER CONSIDERATION.

          Pursuant to a stock option agreement, dated as of July 11, 1995, by and between FCC and NBD (the "NBD Option Agreement"), NBD has granted FCC an irrevocable option to purchase the Shares covered by this Schedule 13D (the "NBD Option"). Specifically, the NBD Option grants FCC the right to purchase up to 31,270,000 Shares, subject to certain adjustments, at a price, subject to certain adjustments, of $32-1/2 per Share. The NBD Option was granted by NBD as a condition of and in consideration for FCC's entering into the Agreement and Plan of Merger, dated as of July 11, 1995, by and between FCC and NBD (the "Merger Agreement").

          The exercise of the NBD Option for the full number of Shares currently covered thereby would require aggregate funds of $1,016,275,000. It is anticipated that, should the NBD Option become exercisable and should FCC elect to exercise the NBD Option, FCC would obtain the funds for purchase from working capital.

          A copy of the NBD Option Agreement is included as Exhibit 3 to FCC's Current Report on Form 8-K dated the date hereof (the "FCC Form 8-K") and is incorporated herein by reference in its entirety.

ITEM 4.  PURPOSE OF TRANSACTION.

          Simultaneously with their execution and delivery of the NBD Option Agreement, FCC and NBD entered into the Merger Agreement, pursuant to which FCC will, subject to the conditions and upon the terms stated therein, merge with and into NBD (the "Merger"). The parties also entered into a stock option agreement (the "FCC Option Agreement"), pursuant to which FCC granted to NBD an option (the "FCC Option") to purchase up to 17,854,000 shares, subject to certain adjustments, of FCC Common Stock (as defined below) at a price, subject to certain adjustments, of $60-1/8 per share. The NBD Option and the FCC Option (collectively, the "Options") were each granted by the respective issuer as a condition of and in consideration for the other party's entering into the Merger Agreement.

          In accordance with the Merger Agreement, each share of common stock, par value $5.00 per share, of FCC ("FCC Common Stock") outstanding immediately prior to the effective time of the Merger (the "Effective Time") will at the Effective Time be converted into the right to receive 1.81 Shares (the "Exchange

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Ratio").  In addition, each share of each series of preferred stock of FCC
(collectively, "FCC Preferred Stock") outstanding immediately prior to the Effective Time will be converted into the right to receive one share of a series of preferred stock of NBD with substantially similar terms (collectively, "NBD New Preferred Stock"). Furthermore, each option granted by FCC to purchase shares of FCC Common Stock outstanding and unexercised immediately prior to the Effective Time will at the Effective Time be converted into an option to purchase shares of NBD Common Stock in an amount and at an exercise price determined in accordance with a formula stated in the Merger Agreement.

          As of the Effective Time, each share of FCC Common Stock will either be converted into NBD Common Stock or, if owned by FCC as treasury stock, or owned directly or indirectly by FCC or NBD or any of their respective wholly owned subsidiaries (with certain exceptions), will be cancelled and shall cease to exist, and each share of FCC Preferred Stock will be converted into NBD New Preferred Stock. Accordingly, such stock previously issued by FCC will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

          The Merger Agreement provides that, prior to the Effective Time of the Merger, FCC may not pay dividends on FCC Common Stock except regular quarterly cash dividends at a rate not in excess of $.60 per share, and that NBD may not pay dividends on NBD Common Stock except regular quarterly cash dividends at a rate not in excess of $.33 per share. It also prohibits NBD or FCC, as the case may be, from adjusting, splitting, combining or reclassifying any capital stock; granting any stock appreciation rights or other rights to acquire shares of its capital stock (except pursuant to certain pre-existing plans); and issuing any additional shares of capital stock except pursuant to (a) the exercise of outstanding options and warrants, (b) certain pre-existing employee benefit plans, (c) convertible preferred stock of FCC, (d) the dividend reinvestment plan of FCC, (e) the preferred share purchase rights of FCC and (f) the Option Agreements.

          The certificate of incorporation of NBD, subject to amendments specified in the Merger Agreement relating to the capitalization of NBD and to a change in the name of corporation to "First Chicago NBD Corporation", will be the certificate of incorporation of the surviving corporation of the Merger and the by-laws of NBD will be the by-laws of the surviving corporation.

          From the Effective Time, Mr. Richard L. Thomas, currently Chairman, President and Chief Executive Officer of FCC, shall serve as Chairman of the Board of the surviving corporation until its annual meeting of stockholders (anticipated to be held on May 20, 1996). From the Effective Time, Mr. Verne G. Istock, currently Chairman and Chief Executive Officer of NBD, shall serve as President and Chief Executive Officer of the surviving corporation. Mr. Istock will automatically become Chairman of the Board on the date upon which Mr. Thomas ceases to serve in that position.

          The Board of Directors of the surviving corporation will consist of 22 persons, including Messrs. Thomas and Istock, ten additional persons (two of whom may be executive officers of FCC) to be named by Mr. Thomas, and ten additional persons (one of whom may be an executive officer of NBD) to be named by Mr. Istock. Representatives from FCC and NBD shall be in the same proportion for all committees of the Board of Directors as NBD and FCC are represented on the Board of Directors.

          Consummation of the transactions contemplated by the Merger Agreement is subject to the terms and conditions contained in the Merger Agreement, including, among other things, the receipt of approval of the Merger by the respective shareholders of FCC and NBD, the receipt of certain regulatory approvals, the receipt of a favorable legal opinion with respect to the tax consequences of the transactions contemplated by the Merger, the receipt of a favorable opinion with respect to the accounting treatment of the transactions contemplated by the Merger Agreement, and the absence of any legal restraint or injunction. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained. The Merger and the transactions contemplated by the Merger Agreement will be submitted for approval at meetings of the stockholders of FCC and NBD that are expected to take place in the fourth quarter of 1995.

          Except as set forth herein or in the Exhibits hereto, FCC does not have any current plans or proposals that relate to or would result in:

          (a) The acquisition by any person of additional shares of NBD Common Stock or the disposition of shares of NBD Common Stock;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NBD or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of NBD or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of NBD, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of NBD;

          (f) Any other material change in NBD's business or corporate structure;

          (g) Any changes in NBD's Charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NBD by any person; or

          (h) Any action similar to any of those enumerated above.

          Copies of the Merger Agreement, the FCC Option Agreement and the press release, dated July 12, 1995, issued by FCC and NBD relating to the transactions contemplated by the Merger Agreement and the Option Agreements are included as Exhibits 1, 2, and 4, respectively, to the FCC Form 8-K, and are each incorporated herein by reference in their entirety.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

          The NBD Option is not exercisable by FCC except on the occurrence of certain conditions. Assuming for purposes of this Item 5 that such conditions occur and FCC becomes entitled to, and elects to purchase Shares pursuant to the NBD Option, FCC would own 31,270,000 Shares, or approximately 16.6% of the total number of Shares outstanding as of June 30, 1995, adjusted to reflect the issuance to FCC of such 31,270,000 Shares.

          Because the NBD Option Agreement does not permit FCC to purchase any Shares until the occurrence of certain events, FCC does not have sole or shared voting or dispositive power with respect to any Shares, and FCC therefore disclaims beneficial ownership of the NBD Common Stock subject to the NBD Option until such time, if ever, that FCC becomes entitled to, and elects to purchase Shares. Assuming for purposes of this Item 5, however, that FCC becomes entitled to exercise the NBD Option, FCC would have the right to purchase up to 31,270,000 Shares, subject to adjustment as described under Item 6 of this
Schedule 13D, as to which it would have sole voting power and sole dispositive power.

          Pursuant to Regulation 13D-G, FCC may also be deemed to own beneficially those Shares held solely in a fiduciary capacity by various banking subsidiaries of FCC. Based on information obtained from such subsidiaries, FCC may be deemed to own beneficially an additional 460,284 Shares which are held in a fiduciary capacity by either The First National Bank of Chicago ("FNBC") or American National Bank and Trust Company of Chicago ("ANB"). FNBC may be deemed to beneficially own 73,041 Shares; FNBC has sole voting power over 73,041 Shares, sole dispositive power over 66,941 Shares and shared dispositive power over 6,100 Shares. ANB may be deemed to beneficially own 387,243 Shares; ANB has sole voting and dispositive power over 386,920 1/2 Shares and shared voting and dispositive power over 322 1/2 Shares. FCC disclaims any ownership of such Shares held by FNBC or ANB.

          To the best of FCC's knowledge without any independent investigation, no executive officer or director of FCC is a beneficial owner of NBD Common Stock.

          Except for the issuance of the NBD Option, no transactions in NBD Common Stock were effected during the past 60 days by FCC or, to the best of FCC's knowledge, by any executive officer or director of FCC. In addition, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NBD Option Agreement
- --------------------

     Set forth below is a description of selected provisions of the NBD Option Agreement. Such description is qualified in its entirety by reference to the copy of the NBD Option Agreement included as Exhibit 3 to the FCC Form 8-K.

     The NBD Option Agreement provides for the purchase by FCC of up to 31,270,000 Shares, subject to certain adjustments (the "NBD Option Shares") at an exercise price, subject to certain adjustments, of $32-1/2 per share, payable in cash. The NBD Option Shares, if issued pursuant to the NBD Option Agreement, would represent approximately 19.9% of the NBD Common Stock issued and outstanding without giving effect to the issuance of any Shares pursuant to an exercise of the NBD Option.

     The number of Shares subject to the NBD Option will be increased or decreased to the extent that NBD issues additional

Shares (otherwise than pursuant to an exercise of the NBD Option) or redeems, repurchases, retires or otherwise causes to be no longer outstanding Shares such that the number of Shares subject to the NBD Option continues to equal 19.9% of the NBD Common Stock then issued and outstanding, without giving effect to the issuance of Shares pursuant to an exercise of the NBD Option. In the event of any change in, or distributions in respect of, the NBD Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the NBD Common Stock that would be prohibited under the terms of the Merger Agreement, or the like, the type and number of Shares subject to the NBD Option, and the applicable exercise price per NBD Option Share, will be appropriately adjusted in such manner as to fully preserve the economic benefits provided under the NBD Option Agreement.

     FCC or any other holder or holders of the NBD Option (collectively, the "Holder") may exercise the NBD Option, in whole or in part by sending notice within 90 days (subject to extension as provided in the NBD Option Agreement) after the occurrence of an "Initial Triggering Event" and a "Subsequent Triggering Event" prior to termination of the NBD Option. The term "Initial Triggering Event" is defined as the occurrence of any of the following events:

     (i) NBD or any of its subsidiaries (each an "NBD Subsidiary"), without having received FCC's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the FCC Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than FCC or any of its Subsidiaries (each an "FCC Subsidiary") or the Board of Directors of NBD shall have recommended that the stockholders of NBD approve or accept any such Acquisition Transaction. For purposes of the FCC Option Agreement, "Acquisition Transaction" shall mean (w) a merger or consolidation, or any similar transaction, involving NBD or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of NBD, (x) a purchase, lease, or other acquisition of all or a substantial portion of the assets or deposits of NBD or any Significant Subsidiary (as defined in the FCC Option Agreement) of NBD, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10 percent or more of the voting power of

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NBD, or (z) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation, purchase, or similar transaction involving only NBD and one or more of its Subsidiaries or involving only any two or more of such Subsidiaries, be deemed to be an Acquisition Transaction, provided any such transaction is not entered into in violation of the terms of the Merger Agreement; and provided, further, that any transaction described in this sentence that is expressly permitted by the Merger Agreement shall not be deemed to be an Acquisition Transaction;

     (ii) NBD or any NBD Subsidiary, without having received FCC's prior written consent, shall have authorized, recommended, proposed, or publicly announced its intention to authorize, recommend, or propose, to engage in an Acquisition Transaction with any person other than FCC or an FCC Subsidiary, or the Board of Directors of NBD shall have publicly withdrawn or modified, or publicly announced its interest to withdraw or modify, in any manner adverse to FCC, its recommendation that the stockholders of NBD approve the transactions contemplated by the Merger Agreement;

     (iii) Any person other than FCC, any FCC Subsidiary, or any NBD Subsidiary acting in a fiduciary capacity in the ordinary course of its business (and other than any person who (a) as of the date of the NBD Option Agreement beneficially owned 10% or more of the outstanding shares of NBD Common Stock and (b) would have been eligible to use Schedule 13G but for the fact that such person owned 10% or more of the outstanding shares of NBD Common Stock) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10 percent or more of the outstanding shares of NBD Common Stock (the term "beneficial ownership" for purposes of the NBD Option Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

     (iv) Any person other than FCC or any FCC Subsidiary shall have made a bona fide proposal to NBD or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

     (v) After an overture is made by a third party to NBD or its stockholders to engage in an Acquisition Transaction, NBD shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle FCC to terminate the Merger Agreement

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and (y) shall not have been cured prior to the date of the written notice exercising the NBD Option; or

     (vi) Any person other than FCC or any FCC Subsidiary, other than in connection with a transaction to which FCC has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

     "Subsequent Triggering Event" is defined as either (A) the acquisition by any person of beneficial ownership of 20 percent or more of the then outstanding NBD Common Stock, or (B) the occurrence of the Initial Triggering Event described in clause (i) above, except that the percentage referred to in subclause (y) thereof shall be 20 percent.

     Within 90 days (subject to extension as provided in the NBD Option Agreement) after a Subsequent Triggering Event prior to the termination of the NBD Option, FCC (on behalf of itself or any subsequent Holder) may demand that the NBD Option and the related NBD Option Shares be registered under the Securities Act of 1933, as amended (the "Securities Act"). Upon such demand, NBD must effect such registration promptly, subject to certain exceptions. FCC is entitled to two such registrations.

     The NBD Option terminates (i) at the Effective Time, (ii) upon termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of an Initial Triggering Event except a termination by FCC pursuant to Section 8.1(d) of the Merger Agreement (unless the breach by NBD giving rise to such right of termination is nonvolitional), or (iii) twelve months after termination of the Merger Agreement following the occurrence of an Initial Triggering Event or if the termination is by FCC pursuant to Section 8.1(d) of the Merger Agreement (unless the breach by NBD giving rise to such right of termination is nonvolitional) (provided that if an Initial Triggering Event occurs after or continues beyond such termination and prior to the passage of such twelve-month period, the NBD Option will terminate twelve months from the expiration of the last Initial Triggering Event to expire, but in no event more than eighteen months after such termination).

     Immediately prior to the occurrence of a Repurchase Event (as defined below), NBD is required (i) at the request of the Holder delivered prior to termination of the NBD Option, to repurchase the NBD Option from the Holder at a price ("NBD Option Repurchase Price") equal to the amount by which (x) the "Market/Offer Price" (as hereinafter defined) exceeds (y) the then applicable NBD Option exercise price, multiplied by the number of shares for which the NBD Option may than be exercised; and (ii) at the request of the owner of NBD Option Shares from time to time (the "Owner") delivered within 90 days of such occurrence, to repurchase such number of NBD Option Shares from the Owner as the Owner designates at a price per share (the "NBD Option Share Repurchase Price") equal to the "Market/Offer Price." "Market/Offer Price" means the highest of (A) the price per share of NBD Common Stock at which a tender offer or exchange offer therefor has been made, (B) the price per share of NBD Common Stock to be paid by any third party pursuant to an agreement with NBD, (C) the highest closing price for shares of NBD Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the NBD Option or the Owner gives notice of the required repurchase of NBD Option Shares, as the case may be, and (D) in the event of the sale of all or a substantial portion of NBD's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of NBD divided by the number of shares of NBD Common Stock then outstanding. "Repurchase Event" means (i) the consummation of any merger, consolidation or similar transaction involving NBD or any purchase, lease or other acquisition of all or a substantial portion of the assets of NBD, other than any such transaction which would not constitute an Acquisition Transaction (as defined above) or (ii) the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of NBD Common Stock, provided that no such event shall constitute a Repurchase Event unless a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event.

     In the event that prior to termination of the NBD Option, NBD enters into an agreement (i) to consolidate with or merge into any person other than FCC or one of its subsidiaries and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person other than FCC or one of its subsidiaries to merge into NBD with NBD as the continuing or surviving corporation, but in connection therewith the then outstanding shares of NBD Common Stock are changed into or exchanged for securities of any other person or cash or any other property, or the then outstanding shares of NBD Common Stock after such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or transfer all or substantially all of its assets to any entity other than FCC or one of its subsidiaries, then such agreement shall provide that the NBD Option be converted into or exchanged for an option (a "Substitute Option") to purchase shares of common stock of, at the Holder's option, either (x) the continuing or surviving corporation of a merger or consolidation or the transferee of all or substantially all of NBD's assets, or (y) the person controlling such continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula in the NBD Option Agreement. To the extent possible, the Substitute Option will contain terms and conditions that are the same as those in the NBD Option.

     The issuer of the Substitute Option will be required to repurchase the Substitute Option at the request of the holder thereof and to repurchase any shares of such issuer's common stock ("Substitute Common Stock") issued upon exercise of a Substitute Option ("Substitute Shares") at the request of the owner thereof. The repurchase price for a Substitute Option will equal the amount by which (A) the "Highest Closing Price" (as defined below) exceeds (B) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, plus FCC's out-of-pocket expenses. The repurchase price for Substitute Shares shall equal the "Highest Closing Price" multiplied by the number of Substitute Shares to be repurchased, plus FCC's out-of-pocket expenses. As used herein, "Highest Closing Price" means the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the holder gives notice of the required repurchase of the Substitute Option or the owner gives notice of the required repurchase of Substitute Shares, as the case may be.

     Neither NBD nor FCC may assign any of its respective rights and obligations under the NBD Option Agreement or the NBD Option to any other person without the other party's express written consent, except that if a Subsequent Triggering Event occurs prior to termination of the NBD Option, within 90 days thereafter (subject to extension as provided in the NBD Option Agreement), FCC, subject to the express provisions hereof, may assign in whole or in part its rights and obligations thereunder; provided, however, that until 15 days after the Federal
                        --------  -------
Reserve Board approves an application by FCC to acquire the NBD Option Shares, FCC may not assign its rights under the NBD Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of NBD,
(iii) an assignment to a single party for the purpose of conducting a widely dispersed public distribution on FCC'S behalf, or (iv) any other manner approved by the Federal Reserve Board.

     The rights and obligations of NBD and FCC under the NBD Option Agreement are subject to receipt of any required regulatory approvals, and both parties have agreed to use their best efforts in connection therewith. These include, but are not limited to, seeking approval to list shares of NBD Common Stock on the NYSE upon official notice of issuance and applying to the Federal Reserve Board for approval to acquire the NBD Option Shares.

Merger Agreement
- ----------------

     Set forth below is a description of certain provisions of the Merger Agreement; certain other provisions are described under Item 4 of this Schedule 13D. Such descriptions are qualified in their entirety by reference to the copy of the Merger Agreement filed as Exhibit 1 to the FCC Form 8-K.

     Pursuant to the Merger Agreement, FCC and NBD generally have agreed to operate their respective businesses and engage in transactions only in the ordinary course of business, to preserve intact their respective business organization, and to take no action that would adversely affect the ability of either to obtain any necessary approvals of governmental authorities or to perform its covenants under the Merger Agreement. However, FCC and NBD also have agreed that prior to the Effective Time of the Merger, neither party may, except with the prior written consent of the other party or as permitted by the Merger Agreement or the NBD or FCC Option Agreements: (i) other than in the ordinary course of business consistent with past practice, incur long-term indebtedness, guarantee or otherwise accommodate the obligations of another person, or make any loan or advance; (ii) adjust, split, combine, reclassify, pay dividends on, redeem or otherwise acquire, grant options on, or issue additional shares of its capital stock (subject to specified exceptions); (iii) other than in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force on the date of the Merger Agreement, sell, mortgage, encumber or otherwise dispose of its assets or cancel or assign any indebtedness; (iv) other than in the ordinary course of business consistent with past practice make any material investments; (v) other than in the ordinary course of business consistent with past practice enter into or terminate any material contract; (vi) other than in the ordinary course of business consistent with past practice increase the compensation or otherwise enter an agreement for the benefit of an employee; (vii) solicit or authorize acquisition inquiries from other parties; (viii) other than in the ordinary course of business consistent with past practice settle any claim; (ix) take certain actions that would impede the Merger from going forth as proposed; (x) amend its certificate of incorporation or by-laws; (xi) restructure its investment security portfolio or its gap position;
(xii) take any action that would render any representation or warranty materially untrue; or (xiii) agree to take any of the actions prohibited by the foregoing.

     FCC and NBD each will pay all expenses incurred by it in connection with the transactions contemplated by the Merger Agreement, except that FCC and NBD will pay equally the costs of printing and mailing the joint proxy statement and all filing and other fees paid to the SEC in connection with the Merger.

FCC Option Agreement
- --------------------

     The following description of the FCC Option Agreement is qualified in its entirety by reference to the copy of the FCC Option Agreement filed as Exhibit 2 to the FCC Form 8-K.

     The FCC Option Agreement provides for the purchase by NBD of up to 17,854,000 shares, subject to certain adjustments, of FCC Common Stock (the "FCC Option Shares") at an exercise price, subject to certain adjustments, of $60-1/8 per share, payable in cash. The FCC Option Shares, if issued pursuant to the FCC Option Agreement, would represent approximately 19.9% of the FCC Common Stock issued and outstanding without giving effect to the issuance of any shares pursuant to an exercise of the FCC Option. With the exception of the amount of shares subject to the option and the price at which the option may be exercised, the terms of the FCC Option Agreement are substantially identical in all respects to those of the NBD Option Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed as part of this Schedule 13D:

Exhibit 1 -  Name, Business Address, and Present Principal Occupation of Each
             Executive Officer and Director of First Chicago Corporation.

Exhibit 2 -  Stock Option Agreement, dated as of July 11, 1995, by and between
             NBD Bancorp, Inc., as issuer, and First Chicago Corporation, as grantee (incorporated by reference to Exhibit 3 to First Chicago Corporation's Current Report on Form 8-K dated the date hereof).

Exhibit 3 -  Agreement and Plan of Merger, dated as of July 11, 1995, by and between NBD Bancorp, Inc. and First Chicago Corporation (incorporated by reference to Exhibit 1 to First Chicago Corporation's Current Report on Form 8-K dated the date hereof).

Exhibit 4 -  Stock Option Agreement, dated as of July 11, 1995, by and between
             First Chicago Corporation, as issuer, and NBD Bancorp, Inc., as grantee (incorporated by reference to Exhibit 2 to First Chicago Corporation's Current Report on Form 8-K dated the date hereof).

Exhibit 5 -  Press Release, dated July 12, 1995, relating to transactions between First Chicago Corporation and NBD Bancorp, Inc. (incorporated by reference to Exhibit 4 to First Chicago Corporation's Current Report on Form 8-K dated the date hereof).

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       FIRST CHICAGO CORPORATION



                                       By:   /s/ Maurice E. Moore
                                             ----------------------------
                                             Name:  Maurice E. Moore
                                             Title: Senior Vice President
                                                    and Treasurer

July 19, 1995

                                 EXHIBIT INDEX


                                                            SEQUENTIAL
 EXHIBIT                 DESCRIPTION                         PAGE NO.
99.1 -          Name, Business Address, and Present
                Principal Occupation of Each Execu-
                tive Officer and Director of First
                Chicago Corporation.

99.2 -          Stock Option Agreement, dated as of
                July 11, 1995, by and between NBD
                Bancorp, Inc., as issuer, and First
                Chicago Corporation, as grantee
                (incorporated by reference to Exhibit
                3 to First Chicago Corporation's Current
                Report on Form 8-K dated the date hereof).

99.3 -          Agreement and Plan of Merger, dated
                as of July 11, 1995, by and between
                NBD Bancorp, Inc. and First Chicago
                Corporation (incorporated by reference
                to Exhibit 1 to First Chicago
                Corporation's Current Report on
                Form 8-K dated the date hereof).

99.4 -          Stock Option Agreement, dated as of
                July 11, 1995, by and between First
                Chicago Corporation, as issuer, and
                NBD Bancorp, Inc., as grantee
                (incorporated by reference to
                Exhibit 2 to First Chicago Corporation's
                Current Report on Form 8-K dated the
                date hereof).

99.5 -          Press Release, dated July 12, 1995,
                relating to transactions between First
                Chicago Corporation and NBD Bancorp, Inc.
                (incorporated by reference to Exhibit 4
                to First Chicago Corporation's Current
                Report on Form 8-K dated the date hereof).

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